UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
(Amendment No. 2)
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Explanatory Note
     This Amendment No. 2 to Form 12b-25 is being filed by the Registrant solely to correct a typographical error in the first paragraph of Part III of Amendment No. 1, which incorrectly referred to “the fiscal year ended December 31, 2009.” The reference should have been to “the fiscal year ended December 31, 2008.” No other changes were made to the text of the filing.
PART I — REGISTRANT INFORMATION
Guaranty Financial Group Inc.

Full Name of Registrant

Former Name if Applicable
1300 MoPac Expressway South

Address of Principal Executive Office (Street and Number)
Austin, Texas 78746

City, State and Zip Code

PART II — RULE 12b-25 (b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     On March 17, 2009, Guaranty Financial Group Inc. (the “Company”) filed a Form 12b-25 indicating that the Company is unable, without unreasonable effort and expense, to timely file the Form 10-K because the Company has not completed its financial statements for the fiscal year ended December 31, 2008. In that filing, the Company indicated that it expected to file the Form 10-K no later than the fifteenth calendar day following the prescribed due date for the Form 10-K. Since the filing of the Form 12b-25, the Company has determined that additional work is needed to complete its financial statements for the fiscal year ended December 31, 2008. As previously disclosed, the Company continues to review with its independent registered public accountants the appropriate valuation for balance sheet purposes of its mortgage-backed securities portfolio, including the extent of other-than-temporary impairment of this portfolio. The outcome of this analysis could affect, among other things, the adequacy of the Company’s capital. This analysis could be affected by pending action by the Financial Accounting Standards Board with respect to the recognition and presentation of other-than-temporary impairment, as outlined in Proposed FASB Staff Position FAS 115-a, FAS 124-a, and EITF 99-20-b.
     On June 8, 2008, the Company disclosed that Guaranty Bank’s board of directors adopted a resolution, at the request of the Office of Thrift Supervision (“OTS”), confirming, among other things, that Guaranty Bank will maintain Core and Risk-based capital ratios of at least 8% and 11%, respectively. On a preliminary unaudited basis, we believe that we have fallen below these prescribed capital ratios as of March 31, 2009. Our capital ratios could be impacted by the anticipated decision of the Financial Accounting Standards Board discussed above. These ratios are also impacted by regulatory requirements for capital treatment of our mortgage-backed securities portfolio. Guaranty Bank is discussing with OTS the capital treatment of our mortgage-backed securities, and additional enforcement action beyond the capital maintenance resolution.
     The Company is in discussions with its board of directors and principal stockholders, as well as with government authorities, concerning raising substantial additional equity capital which, if completed, would result in significant dilution for the current common stockholders. No agreements have been reached with respect to this capital infusion.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Scott Almy	(214)	360-1932
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

     Also, as previously disclosed, on a preliminary unaudited basis the Company anticipates that it will report that it incurred a loss of $444 million, or a loss of $8.84 per diluted share, for the year ended December 31, 2008, compared to earnings of $78 million, or $2.20 per diluted share, for the year ended December 31, 2007. Depending on the final determination of the appropriate valuation of the mortgage-backed securities portfolio, including the extent of other-than- temporary impairment of this portfolio, the loss actually reported by the Company could be higher.
Note: Certain matters discussed in this Form 12b-25 may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by their use of terms and phrases such as “believe,” “anticipate,” “could,” “estimate,” “likely,” “intent,” “may,” “plan,” “project,” “expect,” and similar expressions, including references to assumptions or our plans and goals. Readers should not place undue reliance on these forward- looking statements. These statements reflect management’s views with respect to events as of the date of the forward-looking statement and are subject to risks and uncertainties. The Company’s actual results or performance may differ materially from those suggested, expressed, or implied by forward-looking statements due to a wide range of factors including, but not limited to: general economic, market, or business conditions; demand for new housing; competitive actions by other companies; changes in laws or regulations and actions or restrictions of regulatory agencies; deposit attrition, customer loss, or revenue loss in the ordinary course of business; cost or difficulties related to being a stand-alone public company; the inability to realize elements of our strategic plans; changes in the interest rate environment that expand or reduce margins or adversely affect critical estimates and projected returns on investments; unfavorable changes in economic conditions affecting housing markets, credit markets, real estate values and oil and gas prices and changes in market and/or general economic conditions, either nationally or regionally, that are less favorable than expected; government intervention in the U.S. financial system; changes in the financial performance and/or condition of our borrowers; natural disasters in primary market areas that may result in prolonged business disruption or materially impair the value of collateral securing loans; assumptions and estimates underlying critical accounting policies, particularly allowance for credit losses, mortgage-backed securities valuation and impairment assessments, ability to realize deferred tax assets, and goodwill impairment assessments, which may prove to be materially incorrect or may not be borne out by subsequent events; current or future litigation, regulatory investigations, proceedings or inquiries; strategies to manage interest rate risk that may yield results other than those anticipated; a significant change in the rate of inflation or deflation; changes in the securities markets; the ability to complete merger, acquisition or divestiture plans; regulatory or other limitations imposed as a result of any merger, acquisition or divestiture, and the success of our business following any merger, acquisition or divestiture; the final resolutions or outcomes with respect to our contingent and other corporate liabilities related to our business and any related actions for indemnification made pursuant to the various agreements with Temple-Inland Inc. and Forestar Group Inc. (formerly Forestar Real Estate Group Inc.); the ability to maintain capital ratios acceptable to the Office of Thrift Supervision; and changes in the value of real estate securing our loans. The Company disclaims any obligation to subsequently revise or update any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Guaranty Financial Group Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:	April 1, 2009	Guaranty Financial Group Inc.
		By:	/s/ Ronald D. Murff

			Name:	Ronald D. Murff
			Title:	Senior Executive Vice President, Chief Financial Officer